Exhibit 99.27

Notice to ASX/LSE

Rio Tinto update on Grasberg

23 May 2018

Rio Tinto notes reports of the potential purchase by PT Indonesia Asahan Aluminium (Persero) ("Inalum") of Rio Tinto's entire interest in the Grasberg mine in Indonesia for $3.5 billion.

Rio Tinto confirms that discussions between Rio Tinto, Inalum and Freeport are ongoing, including as to price. No agreement has been reached, and there is no certainty that binding agreements will be signed.

This announcement contains inside information.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 17 of the Market Abuse Regulation

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